FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 8/19/2013

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes    No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing Ternium, Tenaris and Tecpetrol to build and operate a power plant in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: August 19, 2013

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium, Tenaris and Tecpetrol to build and operate power plant in Mexico

Luxembourg, August 19, 2013 - Ternium S.A. (NYSE: TX), Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) and Tecpetrol International S.A. announced today that they have entered into a memorandum of understanding to jointly build and operate a natural gas-fired combined cycle electric power plant in Mexico, which would supply Ternium’s and Tenaris’s respective Mexican industrial facilities. Together, both companies are one of the largest private energy consumers in Mexico. Tecpetrol is a wholly-owned subsidiary of San Faustín S.A., the controlling shareholder of both Ternium and Tenaris.

The power plant would be built in the Pesquería area of the State of Nuevo León, and would have a power capacity of between 850 and 900 megawatts. The project would be undertaken through a joint venture vehicle named Techgen, S.A. de C.V., which would be owned 30% by Tecpetrol, 22% by Tenaris and 48% by Ternium.

The memorandum of understanding contemplates, among other things, that Techgen would enter into power supply and transportation agreements pursuant to which Tenaris and Ternium would contract 22% and 78%, respectively, of Techgen’s power capacity.

The commencement of the project would be subject to execution of definitive documentation and other customary conditions, including receipt of regulatory approvals by Mexico’s Comisión Reguladora de Energía and Secretaría de Medio Ambiente y Recursos Naturales (Mexico’s energy and environmental regulatory authorities, respectively) and specific agreements with Mexico’s Comisión Federal de Electricidad (Mexico’s Federal Electricity Commission).

The total investment required for the project is estimated in approximately US$1 billion, and would be partially financed with debt. The combined cycle electric power plant is expected to be operational in the fourth quarter of 2016.

Paolo Rocca, Ternium’s Chairman and Tenaris’s CEO and Chairman, commented “This project contributes to the long term competitive position of our industrial activities and strengthens Mexico’s electricity system. The recently announced Energy Reform would enhance the benefits of this significant investment.”

About Tecpetrol

Tecpetrol is a company operating in the energy sector. With over 7,500 employees, Tecpetrol’s activities are organized in two main business units: oil and gas exploration and production (E&P), and gas and power transportation and distribution (G&P). The company’s E&P division operates in Argentina, Bolivia, Colombia, Ecuador, Mexico, Peru, Venezuela and the United States, and its G&P division operates gas and liquid transmission systems in Argentina, Peru and Mexico. Tecpetrol generates energy for its own production and consumption.

About Tenaris

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.